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81-3-5251-0201


03029001


RECD S.E.C.
AUG 0 1 2003
1086

August 1, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL


SUPPL

Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Optical Co. Ltd. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are a translation of the Company's notice of resolution dated June 27, 2003 and free translations of six press releases dated between May 7, 2003 and June 24, 2003. Additionally, between May 20, 2003 and July 31, 2003, the Company issued thirteen press releases without preparing English translations. We have therefore furnished English summaries of these untranslated press releases below:

- Press release, dated May 20, 2003 and subsequently revised on May 29, 2003, on the launch of the "Beautiful! MO Campaign" sales promotion program for the Company's magneto-optical disc drives

dlw 8/5

- Press release, dated May 21, 2003, on the introduction of the "TURBO MO mini IV-S" magneto-optical disk drive
- Press release, dated May 21, 2003 and subsequently revised on June 5, 2003, on the launch of the "Ultrazoom for Ultra-high Image Quality! Campaign" sales promotion program for the Company's digital cameras
- Press release, dated May 27, 2003, on the introduction of the 512MB "M-XD512P" xD memory card
- Press release, dated June 4, 2003, on the successful development of an optical technology to perform microscopic testing of three-dimensional shapes using infrared lasers
- Press release, dated June 18, 2003, on the introduction of the "Camedia X-200 Mint Blue" digital camera
- Press release, dated June 25, 2003, on the launch of the "MO Life Up Campaign" sales promotion program for the Company's magneto-optical disc drives
- Press release, dated July 1, 2003, on the introduction of the "μ [mju:]-III 150" digital camera
- Press release, dated July 9, 2003, on the introduction of the "IPLEX SX" industrial videoscope system
- Press release, dated July 15, 2003, on the Company's sponsorship of the "A Day in the Life of Africa" digital photo exhibition in Kobe
- Press release, dated July 18, 2003, on the installation of a high-tech neon advertisement billboard for the Olympus brand in Hachioji
- Press release, dated July 28, 2003, on the relocation of the Company's microscope showroom
- Press release, dated July 31, 2003, on the receipt by the Company of the "TIPA Best Innovative Technology 2003-2004" and "TIPA Best Digital Consumer Camera 2003-2004" awards

Further, on June 27, 2003, the Company distributed to its shareholders its annual business report without preparing an English translation. We have therefore furnished an English summary of the business report below:

- Annual business report for the year ended March 31, 2003, as distributed to the Company's shareholders on June 27, 2003, which includes:

    - Historical data for major business indices

    - Message to shareholders from Representative Director and President Tsuyoshi Kikukawa

    - Discussion of the Company's overall business results, and by business segment

    - Interview with Isao Takahashi, Director and Managing Executive Officer and President of the Life Science Company

    - Consolidated financial statements

    - Unconsolidated financial statements

Finally, on June 27, 2003 and July 18, 2003 respectively, the Company filed its annual securities report and a public announcement with the Tokyo and Osaka Stock Exchanges without preparing English translations. We have therefore furnished English summaries of these untranslated documents below:

- Annual securities report for the year ended March 31, 2003, as filed with the Tokyo and Osaka Stock Exchanges on June 27, 2003, which includes:

    I. Corporate information

        A. Corporate overview
            1. Five-year history of changes in major business indices
            2. History of the company and its associated companies
            3. Overview of business
            4. Associated companies
            5. Employee information

        B. Business
            1. Business results
            2. Production, orders and sales
            3. Management issues
            4. Material contracts
            5. Research and development

        C. Capital assets
            1. Overview of capital expenditure

2. Important capital assets
3. Plans for new projects and disposition of projects

D. Company information
1. Share information
   a. Total number of shares
   b. Stock acquisition rights (none)
   c. Number of shares outstanding, changes in capital stock
   d. Shareholder information
   e. Major shareholders
   f. Voting rights
   g. Stock options
2. Share repurchases
3. Dividend policy
4. Changes in share price
5. Directors and corporate auditors

E. Financial information
1. Consolidated financial information
   - Consolidated financial statements for fiscal years 2001 and 2002
   - Others
2. Unconsolidated financial information
   - Unconsolidated financial statements for fiscal years 2001 and 2002
   - Major Assets and Liabilities
   - Others

F. Share handling information

G. Reference materials

II. Information on guarantors (none)

- Public announcement regarding the Company's delisting from the Frankfurt Stock Exchange, as filed with the Tokyo and Osaka Stock Exchanges on July 18, 2003

  Olympus announced that, in connection with its applications for delisting from the Frankfurt, Euronext Paris and Swiss Stock Exchanges as previously announced on January 17, 2003, it has delisted its stock from the Frankfurt Stock Exchange effective from May 5, 2003.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,



Richard C. Kramer

Enclosures

(Translation)

June 27, 2003

To Our Shareholders

NOTICE OF RESOLUTIONS OF THE 135TH ORDINARY GENERAL SHAREHOLDERS MEETING

We would like to inform you that the following matters were reported and resolved at the 135th Ordinary General Shareholders Meeting of OLYMPUS OPTICAL CO., LTD. (the "Company"):

MATTERS REPORTED: Details of the Company's balance sheet as of March 31, 2003, and business report and statement of income for the 135th fiscal year (April 2002 through March 31, 2003).

Details of each of the above documents were reported to the shareholders (please refer to the enclosed Business Report).

MATTERS RESOLVED:

First Agenda: Approval of the proposed appropriation of retained earnings for the 135th fiscal year

The shareholders resolved to approve, as originally proposed, to distribute a dividend of ¥7.50 for each share (please refer to the earnings appropriation plan included in the enclosed Business Report).

Second Agenda: Amendment of the Company's Articles of Incorporation

The shareholders resolved to approve the agenda as originally proposed. The main points of the amendments include:

(1) In an effort to strengthen the Olympus brand, Article 1 was amended to effect a change of Company's corporate name to "Olympus Corporation" starting October 1, 2003. The supplementary provisions to the Articles of Incorporation were also amended to set forth the effective dates of the change.

(2) Necessary changes were made to Article 2 to include additional business purposes that reflect the Company's operational expansions.

(3) Article 16 was amended to reduce the term of Directors from 2 years to 1 year to increase flexibility in the election of Directors and strengthen evaluation of performance.

(4) Required changes were made to Article 23 to conform to an extension of appointment term of corporate auditors implemented under the "Law to Partially Amend the Law Regarding

Exceptions to the Commercial Code Regarding the Auditing of Corporations" (Law No. 149 of 2001), which became effective on May 1, 2002.

(5) In order to facilitate the decision of matters requiring a special resolution of the shareholders, Article 12 was amended in accordance with the "Law to Partially Amend the Commercial Code" (Law No. 44 of 2002) which allows companies to modify, under their Articles of Incorporation, the quorum required for a special resolution of shareholders to 1/3 of all voting rights. The Law became effective on April 1, 2003.

(6) Required changes were made to Article 8 in conformance with the "Law to Partially Amend the Commercial Code" (Law No. 44 of 2002) which permits the nullification of share certificates under specified circumstances. The Law became effective on April 1, 2003.

Third Agenda: Repurchase of shares

The shareholders resolved to approve the agenda as originally proposed. The main points of the amendments are as follows.

In order to allow flexibility in management to respond to changes in operating environment, the Company would be authorized to repurchase, as treasury shares pursuant to Article 210 of the Commercial Code, up to 500 million shares of common stock at an aggregate purchase price of not more than ¥10 billion any time between the conclusion of this shareholders meeting and the conclusion of the next ordinary general shareholders meeting.

Fourth Agenda: Election of twelve Directors

The shareholders resolved to approve, as originally proposed, the election of the following twelve Directors:

Re-elected: Masatoshi Kishimoto, Tsuyoshi Kikukawa, Toshiro Shimoyama, Atsushi Yusa, Masaaki Terada, Koji Miyata, Hiroshi Komiya, Shinya Kosaka, Ken Yonekubo and Masaharu Ookubo

Newly elected: Isao Takahashi and Hideo Yamada

Fifth Agenda: Election of statutory auditor

The shareholders resolved to approve, as originally proposed, the election of the following statutory auditor:

Newly elected: Tadahiko Amemiya

Sixth Agenda: Retirement benefits to a retiring statutory auditor

The shareholders resolved to approve, as originally proposed, the payment of retirement benefits at amounts within reasonable limits set forth by the Company to retiring auditor Hitoshi

Komata in reward for services performed during his term of appointment. Details of the retirement benefits, including the amount, timing and method of payment, will be determined by the Board of Auditors.

Notice

The Board of Directors resolved at a meeting held immediately after the conclusion of the Ordinary General Shareholders Meeting that the appointments of the directors and executive officers shall be as follows. In addition, the appointment of standing auditors was made by the mutual recommendation between the auditors, resulting in a Board of Auditor with the following composition.

Chairman and Representative Director	Masatoshi Kishimoto
President and Representative Director	Tsuyoshi Kikukawa
Director	Toshiro Shimoyama
Director	Atsushi Yusa
Director and Managing Executive Officer	Masaaki Terada
Director and Managing Executive Officer	Kouji Miyata
Director and Managing Executive Officer	Hiroshi Komiya
Director and Managing Executive Officer	Shinya Kosaka
Director and Managing Executive Officer	Isao Takahashi
Director and Executor Officer	Ken Yonekubo
Director and Executor Officer	Masaharu Ohkubo
Director and Executor Officer	Hideo Yamada
Standing Auditor	Minoru Ohta
Standing Auditor	Tadahiko Amemiya
Auditor	Seiya Ikoma
Auditor	Koushi Kawashima
Executive Officer	Hiroyuki Furihata
Executive Officer	Tatsuo Nagasaki
Executive Officer	Kazuhisa Yanagisawa
Executive Officer	Mikio Takagi
Executive Officer	Kazuo Ichikawa
Executive Officer	Haruhito Morishima
Executive Officer	Masataka Suzuki
Executive Officer	Tadao Imai
Executive Officer	Shuichi Takayama

Remarks on Payment of Dividend

1. Please receive the dividend for the 135th Fiscal Year at a nearby post office by showing the enclosed "Postal Transfer Notice". Please be advised that dividends may no longer be received three full years after the commencement of payment pursuant to the Articles of Incorporation of the Company. Therefore, shareholders are kindly urged to receive the dividend as soon as possible.
2. For shareholders who have elected to use bank transfers for dividend payments, we will send you a "Dividend Statement" and a "Notice Regarding Bank Transfer".

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

May 7, 2003

Collaboration Program with Panacea Pharmaceuticals, an U.S. Biotech Firm

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) has concluded a collaboration agreement with Panacea Pharmaceuticals, Inc. (Maryland, USA; CEO&CSO: Hossein A. Ghanbari, PhD), a biotech venture whose main focus is the development of treatments for intractable medical conditions such as cancer and Parkinson's disease. Under the agreement, Olympus will install one of its MF20 molecular interaction analytical systems at Panacea to support the latter's drug development programs. Now in its commercialization phase, the MF20 system employs single molecular fluorescence spectroscopy to study biomolecular interactions. From May onwards, the research at Panacea will assist in the development of further MF20 applications.

Along with other Japanese firms such as Mitsubishi Corporation, Shin-Etsu Chemical Co., Ltd. and JSR Corporation, Olympus has been a participant since December 2002 in the activities of Cosmos Alliance[Note1] (Washington D.C., USA; Chairman & CEO: Prof. Frank Young), an international alliance formed to accelerate commercialization in the bio life sciences through equity investments, joint ventures, collaborative research and technology transfer.. Through Cosmos-facilitated joint development programs, technical cooperation programs and capital investment into the Technical- and R&D-Members within the Cosmos Bio Life Sciences Alliance that possess innovative biotech expertise, Olympus plans to accelerate the commercialization of its own range of advanced biotech-related products, which includes instruments for genome and protein analysis. The collaboration agreement with Panacea represents the first fruits of these efforts.

Background

● *Single molecular fluorescence spectroscopy*

Through the use of confocal laser optics[*1], this technology can capture the behavior of fluorescent-labeled biological molecules in extremely small volumes, measured in

approximately femtoliters (1 fL = 1 x 10^{-15} L). Developed jointly by Olympus with Evotec Technologies GmbH (Hamburg, Germany; CEO: Dr. Carsten Claussen), it permits the study of interactions of molecules with biological functions at the level of single molecules. Capable of analyzing genomic and proteomic biomolecular interactions with high speed and precision—in a matter of just seconds or minutes—in a solution that mimics actual conditions, this technology is expected to play a valuable role in genomic drug discovery and the elucidation of related biological phenomena.

Olympus began taking orders in Japan from August 2002 onwards for the MF10S SNP typing*2 analysis system and for the MF20 molecular interaction analytical system. Various organizations are already using the MF10S system for SNP typing services, including NovusGene Inc. (President: Toshio Sofuni; Hachioji City, Tokyo) and the University of Tokyo Human SNP Typing Center (Location: The University of Tokyo Hongo Campus; Director: Prof. Katsushi Tokunaga, Department of Human Genetics Graduate School of International Health, the University of Tokyo). Data reliability testing has now been completed on the MF10S.

Note 1) *Cosmos Alliance*

Cosmos Alliance (www.cosmosalliance.com) is the name given by its founder, Prof. Frank Young, former commissioner of the U.S. Food & Drug Administration, to an organization that he established in August 2002. It functions as an invitation clubor forum for the introduction of developing companies with innovative platform technologies and excellent patent positions in the bio life sciences (the "Technical Members" "R&D Members") to leading companies that can supply venture capital, enter into joint ventures and undertake collaborative research (the "Founding Country Member", "Corporate Members"). The organization aims to help accelerate the commercialization of advanced biotech products by fostering joint development programs, technical alliances and capital investment between members. Cosmos Alliance differs from biotech-oriented venture capital firms, whose prime objective is generally to make a return on investment, in that its goal is to assist in the development of the biotech industry by promoting cooperative agreements between its members..

**1 Confocal laser optical system*

A system of optics that uses a pinhole at the point of focus in order to exclude all light except that from the focal position. This arrangement generates much better S/N (signal-to-noise) ratios than those produced by conventional methods for reading fluorescent signals.

*2 *SNP typing*

SNP stands for "single nucleotide polymorphism," which means variation in single nucleotide that occurs only once in every 500-1000 DNA sequences. The study of such variations in nucleotides can yield genetic markers that could signal a person's susceptibility to a certain disease, or else provide clues as to the likely response to a drug and its possible side-effect profile. By analyzing and sequencing ("typing") SNPs, researchers hope to investigate the relationship between SNPs, disease-associated genes and drug responses. This approach is expected to be extremely valuable in genomic novel drug discovery and tailor-made medicine.

Profile of Panacea Pharmaceuticals:

Address: 207 Perry Parkway, Suite 2 Gaithersburg, MD 20877, USA
CEO&CSO: Hossein A. Ghanbari, PhD
Established: 1999
Nature of business: Panacea Pharmaceuticals is a development-phase biopharmaceutical venture focused on the application of functional genomics and proteomics to the development of treatments for various medical conditions. The Company's product development focus is on novel proteins and biochemical pathways related to cellular regulation and cell cycle abnormalities in oncology, as well as neurodegenerative diseases, particularly Alzheimer's disease and Parkinson's disease.
Employees: 25 (approx.)

Profile of Evotec Technologies:

Address: Schnackenburgallee 114, 22525 Hamburg, Germany
President & CEO: Dr. Carsten Claussen
Established: 2002
Nature of business: Evotec Technologies offers innovative solutions for complex life science applications. The company provides seamless integration of hardware, software and bioware modules, combining cutting-edge technologies for measurement, miniaturization and automation.
Employees: 80 (approx., based in Hamburg, Düsseldorf and Berlin)

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

June 30, 2003

Olympus Publishes Environmental Report 2003

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the publication of its "Olympus Environmental Report 2003 (Japanese-language version, total of 39 pages)" which summarizes the Group's environmental activities during the last year. (April 2002 to March 2003) English-language and Chinese-language versions are scheduled for publication at the end of August. The report is available in printed format as well as online at Olympus Web site. (http://www.olympus.co.jp/)

The Report provides a general overview of the environmental conservation activities undertaken by the Olympus Group during the last year. Responding to suggestions in a survey on last year's report, we have included comments from company environmental administrators, together with their photographs, in this year's report.

Below are the highlights from the Olympus Environmental Report 2003

1. We conducted soil surveys for 16 domestic production sites, finding 15 sites to have of toxic substance levels below environmental standards. One site did exceed the environmental standards, however was found to have virtually no impact on the surrounding area. We will conduct more detailed surveys on the site found to be in excess and will initiate soil improvement and greenery works in the future.

2. CO_2 emissions data has been expanded to include our largest overseas production center (Shenzhen, China); up until last year CO_2 emissions were only tabulated for domestic operations. CO_2 emissions rose by approximately 6% year-on-year for domestic operations and approximately 10% year-on-year when Shenzhen is included, both a reflection of higher production volumes. CO_2 emissions per unit sales were at the same level as last year.

3. In the area of more environmentally conscious products, we include examples of Olympus' environmentally conscious products and green

procurement, and we also provide an introduction to the new "Olympus Eco-products" program that began in April 2003.

4. We provide more information on the efforts of Olympus plants to conserve energy and resources and eliminate toxic substances, including information on activities at overseas plants. Plant environment data has been expanded to include overseas operations as well.

5. In the section on social contributions and environmental communications, we discuss a wide range of domestic and foreign volunteer and charity activities.

Since last year, Olympus Group conservation activities have been guided by the "02 Environment Basic Plan," a medium-term plan for the environment. Our priorities are on: "developing environmental technologies and environmentally conscious products," "challenge to achieve zero emissions," and "promotion of integrated environment management throughout the Olympus Group" As we pursue these goals, we will continue to publish annual environmental reports and enhance communications with our customers, shareholders and other interested parties.

Please address all inquiries to the following

Media representatives: Ayako Nagami,
PR & IR Department, Olympus Optical Co., Ltd.
TEL 03-3340-2052 (direct line) FAX 03-3340-2130
Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku Tokyo 163-0914
URL http://www.olympus.co.jp/

General inquiries: Makio Yamada,
Environmental Development Department, Olympus Optical Co., Ltd.
TEL 0426-91-7288 (direct line) FAX 0426-91-7291

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

May 20, 2003

Assistance to China for SARS

Olympus Optical Co., Ltd. (President Tsuyoshi Kikukawa) will make a donation of equipment to the Chinese Ministry of Health in an effort to assist the People's Republic of China in combating SARS (severe acute respiratory syndrome). The donation consists of 5 tracheal intubation fiberscopes (LF-TP), 10 fluorescence microscopes (CX41- 32L02), and 20 biological microscopes (CX21BIM), with a total value of approximately sixteen million yen. This donation will be made jointly with TKO Opto-medical Corporation (President Kanji Kameoka), Olympus' general distributor in China for optical equipment such as microscopes and the endoscopes. At the end of May, all tracheal fiberscopes are scheduled to be donated to a SARS hospital designated by the municipal health bureau of Beijing, and half the number of fluorescent microscopes and the biological microscopes (five and ten each) to the Chinese Center for Disease Control and Prevention and the National Disease Control Center in Beijing.

The tracheal intubation fiberscopes will be used for the insertion of tracheal tubes to secure the airways of SARS patients with respiratory failure. It can be inserted quickly while conducting observation with an endoscope and is useful in preventing infection of healthcare workers because it allows appropriate distance from the patient when suctioning sputum and inserting tracheal tubes. The fluorescence microscopes will be used in diagnostic tests for the SARS virus*1, and the biological microscopes in the SARS virus pathogen test*2 will be used in cell cultures. In these ways, the donated equipment will assist in the prompt and accurate diagnosis of SARS infection in China.

A cash donation of 200,000 yuan has also been made by Olympus (China) Investment Co., Ltd (President Setsuo Ichinose), an affiliate of Olympus Optical Co., Ltd. in China, through the China Association of Enterprises with Foreign Investment. These actions are taken in hopes of contributing to the rapid recovery of SARS patients in China and the expeditious eradication of SARS.

*1 SARS virus diagnostic test
The Immunological Fluorescence Antibody test (IFA) is conducted to detect the presence of the SARS virus. IFA detects the antibody in blood serum of the patient and typically yields a positive result from day 10 after the onset of symptoms. It is considered to be a highly reliable and rapid test to detect the virus.

*2 SARS virus pathogen test
When SARS infection is suspected, screening for all pathogens is conducted using a biological microscope to test for all suspected causes and possibilities related to SARS.

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

June 24, 2003

OLYMPUS INTRODUCES E-1 DIGITAL SLR ACCESSORIES

・Pro-oriented external flash and battery units

・Full line-up of accessories to meet every professional need

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of a complete line-up of accessories for the Olympus E-1 digital SLR camera. Items will be introduced as they become available, with the first scheduled to go on sale in Japan in early October 2003.

The flash accessories to be offered in early October will be the FL-50, a powerful new electronic flash unit developed specifically for digital SLR use, as well as four related battery and power supply options. The FL-50 has a guide number of 50 at a focal length of 42mm (equivalent to 85mm on a 35mm film camera; ISO 100). Other flash units are also scheduled for introduction in the future.

Available battery and power supply accessories include the BLM-1 rechargeable lithium-ion battery (included with the E-1 digital SLR), the high-capacity BLL-1 rechargeable lithium-ion battery, an AC adapter, as well as battery and battery holder sets.
In addition, eyecups, focusing screens, a remote control unit, a remote cable, a grip strap, and a semi-hard case will also be available for the E-1.

New Olympus Studio 1.0 integrated digital workflow software has also been developed for the E-1. The software allows images to be instantly viewed on a computer monitor, and offers much faster RAW data image processing than has previously been available. Professional workflows are also supported by a selection function that makes it easy to choose the best shot out of many similar images.

With the introduction of this wide-ranging accessory line-up, the E-1 digital SLR system will be able to meet the needs of professional photographers in a variety of shooting situations.



Electoronic Flash FL-50



Flash High-Voltage Set



Power Battery Holder Set



Camera Control Window



RAW Dialog



Light Box Mode

External Flash Units and Related Accessories

A variety of pro-oriented flash units and associated power packs will be available.

FL-50 Electronic Flash (MSRP: ¥56,000; available early October 2003)

- A new high-powered zoom flash developed specifically for digital SLR cameras.
- GN28 at 12mm focal length (equivalent to 24mm on a 35mm film camera; ISO 100); GN50 at 42mm focal length (equivalent to 85mm on a 35mm film camera; ISO 100).
- TTL auto, auto, and manual modes. In addition, synchronization at up to 1/4000 sec. is possible in Super FP mode.
- Flash coverage is automatically adjusted to correspond to image area when zooming. In addition, the built-in diffuser can be used to obtain wide-angle 8mm focal length coverage (equivalent to 16mm on a 35mm camera).
- When used with the Olympus E-1 digital SLR, users can control flash intensity 1/3EV steps, as well as take advantage of features such as red-eye reduction, slow synchro, and second curtain synchro.
- In addition to AA alkaline batteries, the FL-50 can be powered by the LB-01 lithium battery pack, the fast-charging SHV-1 high-voltage set, or the FP-1 flash power grip.

SHV-1 Flash High-Voltage Set (MSRP: ¥65,000; available early October)

- Includes HV-1 flash high-voltage pack, BN-1 nickel-hydride battery, and AC-2 AC adapter. (HV-1 flash high-voltage pack not available individually.)

• Offers over 250 flashes with a flash-charging time of less than 1.3 sec. when used with the FL-50 electronic flash.

BN-1 Nickel-Hydride Battery (MSRP: ¥20,000; available early October 2003)

• Rechargeable nickel-hydride battery for the SHV-1 Flash High-Voltage Set,

• Convenient power indicator shows remaining battery power.

FP-1 Flash Power Grip (MSRP: ¥37,500; available early October 2003)

• A flash power grip that runs on four 'C' cell batteries

• Can be used in combination with the flash unit's built-in power supply to provide fast flash charging for an extended number of shots.

• Can be used in conjunction with SHV-1Flash High-Voltage Set.

FL-CB02 Bracket Cable (MSRP: ¥7,000)

• A connecting cable for use with the E-1 digital SLR and FP-1 flash power grip.

RG-1 Remote Grip Cable (MSRP: ¥4,500; available early October 2003)

• A connecting cable for the E-1 digital SLR and FP-1 flash power grip that allows the shutter button on the FP-1 to be used for shutter release.

FL-CB05 Off-Flash Cable (MSRP: ¥8,000)

• A connecting cable for use with off-camera flash units.

RF-11 Ring Flash (MSRP: TBA; availability TBA)

• A ring flash unit that offers even illumination when used with the FC-1 macro flash controller.

• Can be attached to the Zuiko Digital ED 50mm F2.0 macro lens by using the FR-1 flash adapter ring.

• Can be attached to the Zuiko Digital 14~54mm, F2.8~3.5 zoom lens via the lens hood bayonet mount.

SRF-11 Ring Flash Set (MSRP: TBA; availability TBA)

• Includes the RF-11 ring flash and FC-1 macro flash controller.

TF-22 Twin Flash (MSRP: TBA; availability TBA)

• A twin flash unit for macro shooting. Designed for use with the FC-1 macro flash controller, the flash heads can be fired separately or together. When fired together, left/right balance can be minutely controlled.

• Offers TTL auto flash and manual flash capability when used with the FC-1 macro flash controller.

• Equipped with an SR-1 shoe ring for individual control of flash head position and angle.

• Can be attached to the Zuiko Digital ED 50mm F2.0 macro lens by using the FR-1 flash adapter ring.

• Can be attached to the Zuiko Digital 14~54mm, F2.8~3.5 zoom lens via the threaded lens filter mount.

STF-22 Twin Flash Set (MSRP: TBA; availability TBA)

• Includes the TF-22 twin flash and FC-1 macro flash controller.

FC-1 Macro Flash Controller (MSRP: TBA; availability TBA)

• Attaches to the E-1 digital SLR's hot shoe to control the RF-11 ring flash and TF-22 twin flash.

FR-1 Flash Adapter Ring (MSRP: TBA; availability TBA)

• Allows the RF-11 ring flash or TF22 twin flash to be attached to the Zuiko Digital ED 50mm F2.0 macro lens.

Flash-Related Accessory List

Item	Product No.	MSRP (excluding tax)	Date Available
Electronic Flash	FL-50	¥56,000	early Oct. 2003
Flash High-Voltage Set	SHV-1	¥65,000	early Oct. 2003
Flash Power Grip	FP-1	¥37,500	early Oct. 2003
Nickel-Hydride Battery	BN-1	¥20,000	early Oct. 2003
Bracket Cable	FL-CB02	¥7,000	currently available
Off -Flash Cable	FL-CB05	¥8,000	currently available
Remote Grip Cable	RG-1	¥4,500	early Oct. 2003
Ring Flash	RF-11	TBA	TBA
Ring Flash Set	SRF-11	TBA	TBA
Twin Flash	TF-22	TBA	TBA
Twin Flash Set	STF-22	TBA	TBA
Macro Flash Controller	FC-1	TBA	TBA
Flash Adapter Ring	FR-1	TBA	TBA

FL-50 Specifications

Guide Numbers	Set automatically as follows: 42mm: 50 12mm: 28
Illumination Angle (Equivalent to 35 mm camera angle)	Set automatically as follows: 12 (24) mm: 61° vertical, 78° horizontal (covers a field angle of 12(24) mm); 42 (85)mm: 21° vertical, 28° horizontal (covers a field angle of 42(85) mm); In wide panel:(covers a field angle of 8(16) mm).
Flash Modes	TTL Auto, Auto, Manual ,FP TTL Auto, FP Manual
Bounce Angle	Upward: 0°–90°; Downward : 7° to left: 0°–90°; to right: 0°–180°
Power Supply	Four AA alkaline batteries Four AA lithium batteries Four AA Ni-manganese batteries

Two lithium battery packs (LB-01:CR-V3)
Four AA Ni-Cd batteries
Four AA Ni-MH batteries

Size	133 (H) × 78(W) × 102(D) mm
Weight	380 g (without batteries)

Note: Specifications and design are subject to change without notice.

POWER-SUPPLY-RELATED ACCESSORIES

BLM-1 Lithium-Ion Battery (MSRP: ¥8,800; available early October 2003)

- A 1500mAh rechargeable lithium-ion battery; included with the E-1 digital SLR.
- Can be recharged approximately 500 times.

BCM-1 Lithium-Ion Battery Charger (MSRP: ¥10,000; available early October 2003)

- A dedicated lithium-ion battery charger; recharges the BLM-1 battery in approximately two hours.
- Included with the E-1 digital SLR.
- International power supply compatible with 100~240V AC. (AC plug formats vary; an adapter plug may be required in some countries/areas.)

BLL-1 Lithium-Ion Battery (MSRP: ¥17,000; available early October 2003)

- A high-capacity 3400mAh rechargeable lithium-ion battery for use with the HLD-2 power battery holder.
- Can be recharged approximately 500 times.

BCL-1 Lithium-Ion Battery Charger (MSRP: ¥25,000; available early October 2003)

- A dedicated lithium-ion battery charger; recharges the BLL-1 battery in approximately two hours.
- International power supply compatible with 100~240V AC. (AC plug formats vary; an adapter plug or other plug type cable may be required in some countries/areas.)

HLD-2 Power Battery Holder (MSRP: ¥25,000; available early October 2003)

- Battery holder for the high-capacity BLL-1 lithium-ion battery.
- Equipped with a shutter button, main dial, sub dial, AE lock button, and AF frame selector for easy shooting when camera is rotated 90° for vertical-portrait framing.

SHLD-2 Power Battery Holder Set (MSRP: ¥62,500; available early October 2003)

- Includes the high-capacity BLL-1 lithium-ion battery, BCL-1 lithium-ion battery charger, and HLD-2 power battery holder.

AC-1 AC Adapter (MSRP: ¥18,800; available early October 2003)

- A dedicated AC adapter for the E-1 digital SLR.
- International power supply compatible with 100~240V AC. (AC plug formats vary; an adapter plug or other plug type cable may be required in some countries/areas.)

Battery-Related Accessory List

Item	Product No.	MSRP (excluding tax)	Date Available
Lithium-Ion Battery	BLM-1	¥8,800	early Oct. 2003
Lithium-Ion Battery Charger	BCM-1	¥10,000	early Oct. 2003
Lithium-Ion Battery	BLL-1	¥17,000	early Oct. 2003
Lithium-Ion Battery Charger	BCL-1	¥25,000	early Oct. 2003
Power Battery Holder	HLD-2	¥25,000	early Oct. 2003
Power Battery Holder Set	SHLD-2	¥62,500	early Oct. 2003
AC Adapter	AC-1	¥18,800	early Oct. 2003

MISCELLANEOUS ACCESSORIES

FS-1 Focusing Screen (MSRP: ¥5,600; available early October 2003)

- Newly developed Neo Lumi Micro Mat focusing screen with approx. 20μm pitch hexagonal microlens.
- Careful control of mat surface diffusion characteristics ensures a bright view for easy recognition of correct focus, with natural blurring of out-of-focus elements.
- Included as standard equipment on the E-1 digital SLR; can be replaced with the optional FS-2 focusing screen.

FS-2 Focusing Screen (MSRP: ¥5,600; available early October 2003)

- Features the same Neo Lumi Micro Mat used in the FS-1 focusing screen.
- 48-cell grid pattern for precise framing and image composition.

RM-1 Remote Control (MSRP: ¥3,000)

- Allows remote shutter release from a position in front of the camera.
- Offers 2-sec. delay or immediate shutter release, depending on camera settings.
- Offers remote image playback control.

RM-CB1 Remote Cable (MSRP: ¥6500)

- A remote shutter-release cable that can be used with the E-1 digital SLR.

EP-1 Eyecup (MSRP: ¥1,250; available early October 2003)

- A compact eyecup included with the E-1 digital SLR.

- Bayonet mount for easy yet secure attachment.

EP-2 Eyecup (MSRP: ¥2,500; available early October 2003)

- Large, flexible rubber cup provides enhanced protection against extraneous light, regardless of whether camera is held in horizontal or vertical position.
- Bayonet mount for easy yet secure attachment.

GS-2 Grip Strap (MSRP: ¥3,200; available early October 2003)

- Designed for use with the E-1 digital SLR when HLD-2 power battery holder is attached.

CS-2SH Semi-Hard Case (MSRP: ¥7000; available early October 2003)

- Accommodates the E-1 digital SLR with the ZUIKO DIGITAL 14-54mm F2.8-3.5 or ZUIKO DIGITAL ED 50mm F2.0 Macro lens mounted.

Miscellaneous Accessory List

Item	Product No.	MSRP (excluding tax)	Date Available
Focusing Screen	FS-1	¥5,600	early Oct. 2003
Focusing Screen	FS-2	¥5,600	early Oct. 2003
Remote Control	RM-1	¥3,000	currently available
Remote Cable	RM-CB1	¥6,500	currently available
Eyecup	EP-1	¥1,250	early Oct. 2003
Eyecup	EP-2	¥2,500	early Oct. 2003
Grip Strap	GS-2	¥3,200	early Oct. 2003
Semi-Hard Case	CS-2SH	¥7,000	early Oct. 2003

SOFTWARE

OLYMPUS Studio 1.0

- Camera control function allows captured image data to be transferred directly to a computer, bypassing the camera's onboard storage media, for viewing on a computer monitor. Both USB 2.0 and IEEE2394 interfaces are supported for high-speed data transfer that allows immediate viewing.
- Newly developed RAW data processing engine renders image data much more quickly than previously available software programs.
- Image selection function makes it easy to choose the best shot out of many similar images, allowing photographers to rapidly narrow their field of candidate images.

*A time-limited trial version of OLYMPUS Studio 1.0 is included with the E-1 SLR digital camera. Payment is required to permanently activate the software.

Software List

Item	MSRP (excluding tax)	Date Available
OLYMPUS Studio 1.0	¥31,000	early Oct. 2003

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

E-1 Technologies for High Image Quality and High Reliability

High-Performance Full-Frame CCD

The E-1 uses a high-performance full-frame CCD. The advantage of full-frame transfer type CCDs is that in comparison to the interline CCDs used in most consumer-use digital cameras, the active pixel area of each photodiode in the sensor is much larger, allowing a greater range of image data to be captured. In addition, interline CCDs transfer image data out to 'shift registers,' and the design demands of this type of system effectively limit the amount of data the individual photodiodes can store at one time. Full-frame CCDs, on the other hand, do not require the use of shift registers, thus allowing the photodiodes to store much more information. As a result, full-frame CCDs can effectively capture approximately twice as much image data as interline CCDs, giving them greater dynamic range, with low noise and high grayscale sensitivity that ensure improved shadow and highlight detail.

Cross Section of CCD Structure Comparison


Interline CCD
Microlenses
Light-Obscuring Electronic Circuitry
Polysilicon Electrode
Shift Register
Photodiode
Full-Frame CCD
Microlenses
Light-Obscuring Electronic Circuitry
Transparent Electrode
Photodiode

The space requirements of the shift register and electronic circuitry signuficantly reduce the 'fill factor' of photodiode.

The area of the sensor covered ligft-obscuring electoronic circuitry is much smaller,resulting in a high 'fill factor' for each photodiode.

Dust Reduction System

The E-1 also features an exclusive new Olympus-developed Dust Reduction System that significantly reduces problems caused by image sensor dust contamination. Such contamination can occur if dust enters the camera when changing lenses, or is generated by the friction of the shutter or other moving parts inside the camera. The system utilizes a Supersonic Wave Filter positioned in front of the CCD, between the low pass filter and the . The dust that is captured by the filter can then be instantly removed by ultrasonic activation prior to shutter release. In addition, the CCD and low pass filter are hermetically isolated from the rest of the camera to help prevent dust from reaching them. Thanks to this new Dust Reduction System, users can more consistently obtain beautiful photos because the chance that image quality will be degraded by stray dust particles is greatly reduced.

Cross Section of 「E 1」 Camera Body


Supersonic Wave Fliter
Shutter
CCD
Low pass filter

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

June 24, 2003

OLYMPUS INTRODUCES FOUR ZUIKO DIGITAL LENSES FOR FOUR THIRDS SYSTEM CAMERAS

· The world's first interchangeable lens series designed specifically for digital SLR use

· A high-resolution, high-performance interchangeable lens lineup that complies with Four Thirds System standards

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of Zuiko Digital interchangeable lenses for Four Thirds System digital SLR cameras. The lenses will be introduced to the market as they become available, with the first appearing in early October 2003.

Four lenses will be made available in the first wave of the introduction: a 14~54mm standard zoom lens (equivalent to 28~108mm on a 35mm film camera, F2.8~3.5), a 50mm medium-power telephoto macro lens (equivalent to 100mm on a 35mm film camera, F2), a 50~200mm high-power telephoto zoom lens (equivalent to 100~400mm on a 35mm film camera, F2.8~3.5), and a 300mm high-power telephoto lens (equivalent to 600mm on a 35mm film camera, F2.8).Zuiko Digital interchangeable lenses were developed specifically for digital SLR use, with professional-grade specifications to ensure optimum high performance. As dedicated digital camera lenses, they are designed to ensure that light strikes the image sensor at a near-perpendicular angle, thereby eliminating the image degradation and light loss that can occur at the periphery of the image area, or when shooting with wide-angle lenses. As a result, they maximize the performance potential of the image sensor and ensure outstanding image quality. They also support high-speed, high-precision focusing, and offer superb zooming and focusing response. All lenses in the series are specially treated to shed water droplets, and are designed to withstand the rigorous demands of professional use. They also capitalize on the design advantages of the Four Thirds System, and offer large apertures with minimum weight and bulk.

It was in 1936 that the Takachiho corporation, forerunner of today's Olympus Optical Co., Ltd., introduced its first camera, the Semi-Olympus I. The camera's lens was given the name Zuiko, a Japanese word that means "light of the gods." It was an auspicious name, chosen partially because the lens had been developed at the Mizuho Optical Research Laboratory (in Japanese, the first character of the name "Mizuho" can also be read "zui"), and partially because the corporate name, Takachiho, is a Japanese word that means "mountain of the gods." But more than the name, it was the extremely high quality of the lens that sparked comment at the time. And ever since, Zuiko lenses have been featured on succeeding generations of Olympus cameras. The Zuiko lenses for our OM SLR system 35mm film cameras, for example, were widely acclaimed for their remarkable

resolving and imaging power, and became one of the world's most respected high-performance lens brands.

Now, drawing on traditional optical and lens production technologies, as well as the most advanced digital technologies, the Zuiko brand has evolved. The result is the Zuiko Digital lens lineup, a series of dedicated high-performance lenses developed specifically for the next generation of digital SLR cameras, carrying on the Zuiko tradition of offering performance that will satisfy even the most demanding professional.

Zuiko Digital Lens Line-Up

Item	MSRP (excluding tax)	Date Available
Zuiko Digital 14~54mm F2.8~3.5	¥75,000	early Oct. 2003
Zuiko Digital ED 50mm F2	¥81,000	early Oct.2003
Zuiko Digital ED 50~200mm F2.8~3.5	¥125,000	early Oct. 2003
Zuiko Digital ED 300mm F2.8	¥875,000	early Oct. 2003
EC-14 Teleconverter	¥56,000	early Oct. 2003
EX-25 Extension Tube	¥16,000	early Oct. 2003
Zuiko Digital 11~22mm F2.8~3.5	TBA	TBA

Lens Features

Zuiko Digital 14~54mm, F2.8~3.5

- A standard zoom lens with a zoom range equivalent to 28~108mm on a 35mm film camera.
- Bright, F2.8~3.5 high-performance zoom with 15 elements (including three high-performance glass aspherical elements) in 11 groups.
- Zooming effected via rotation of the zoom ring.

Zuiko Digital ED 50mm F2 Macro

- A medium-power telephoto macro lens with a focal length equivalent to 100mm on a 35mm film camera.
- F2 aperture assures excellent brightness that allows the use of fast shutter speeds. Features 11 elements (including one high-performance ED element) in 10 groups.
- 0.52x magnification, nearly equivalent to 1:1 on a 35mm film camera.

Zuiko Digital ED 50~200mm, F2.8~3.5

- A high-power telephoto zoom lens with a zoom range equivalent to 100~400mm on a 35mm film camera.
- Bright, F2.8~3.5 high-performance zoom with 16 elements (including three high-performance ED elements) in 15 groups.
- Zooming effected via rotation of the zoom ring.

Zuiko Digital ED 300mm, F2.8

- A high-power telephoto lens with a focal length equivalent to 600mm on a 35mm film camera.

- Bright, F2.8 high-performance large aperture with 13 elements (including three high-performance ED elements) in 11 groups for exceptionally high imaging performance.
- In addition, its pro-oriented features include a focus limit and focus stop.
- In addition to standard clear, ND4, and ND8, inner filters, a drop-in circular polarizing filter is included as standard equipment.

EC-14 Teleconverter

- A rear converter that boosts focal length by 1.4x.
- 6-element, 5-group design helps retain superior sharpness of the master lens.
- Features the same droplet-shedding finish as Zuiko Digital lenses and E-1 digital SLR body.

EX-25 Extension Tube

- Can be used with the Zuiko Digital 50mm macro lens to achieve maximum magnification of 1:1 (equivalent to 1:2 on a 35mm camera).
- Features the same droplet-shedding finish as Zuiko Digital lenses and E-1 digital SLR body.

Zuiko Digital 11~22mm, F2.8~3.5 (Release date TBA)

- A zoom lens with a zoom range equivalent to 22~44mm on a 35mm film camera.
- Bright, F2.8~3.5 high-performance zoom.

ZUIKO DIGITAL 14-54mm F2.8-3.5

Focal Length	14 mm - 54mm Zoom
Lens construction	15 Elements in 11 Groups, including 3 Aspherical Lens Elements
Angle of View	75 to 23 Degree
Closest Focusing Distance	8.67 inches/0.22m
Maximum Image Magnification	0.26x
Number of Blades	7
Maximum Aperture	f 2.8 Wide - f 3.5 Telephoto
Minimum Aperture	f 22
Filter Size	67mm
Dimension	Diameter 73.5 x 88.5mm
Weight	435g
Tele Converter EC-14	Yes
Extension Tube EX-25	Extended Maximum Image Magnification; 0.65x
Lens Hood	LH-70
Lens Cap	LC-67 (67mm)
Lens Case	LSC-0816

ZUIKO DIGITAL ED 50mm F2.0 Macro

Focal Length	50mm
Lens construction	11 Elements in 10 Groups, including 1 ED Lens Element
Angle of View	24 Degree
Closest Focusing Distance	9.45 inches/ 0.24m
Maximum Image Magnification	0.52x
Number of Blades	7
Maximum Aperture	f 2.0
Minimum Aperture	f 22
Filter Size	52mm
Dimension	Diameter 71 x 61.5mm
Weight	300g
Tele Converter EC-14	Yes*
Extension Tube EX-25	Extended Maximum Image Magnification; 0.98x
Lens Hood	LH-55
Lens Cap	LC-52 (52mm)
Lens Case	LSC-0814

*Inadequate performance if the aperture is larger than f2.8

ZUIKO DIGITAL ED 50-200mm F2.8-3.5

Focal Length	50mm - 200mm
Lens construction	16 Elements in 15 Groups, including 3 ED Lens Elements
Angle of View	24 to 6 Degree
Closest Focusing Distance	3.9 feet/1.2m
Maximum Image Magnification	0.21x
Number of Blades	9
Maximum Aperture	f 2.8 Wide - f 3.5 Telephoto
Minimum Aperture	f 22
Filter Size	67mm
Dimension	Diameter 87 x 157mm
Weight	1070g with Tripod Adapter
Tele Converter EC-14	Yes
Extension Tube EX-25	Extended Maximum Image Magnification; 0.49x
Lens Hood	LH-70B
Lens Cap	LC-67 (67mm)
Lens Case	LSH-1220

ZUIKO DIGITAL ED 300mm F2.8

Focal Length	300mm
Lens construction	13 Elements in 11 Groups, including 3 ED Lens Elements and 1 Filter Holder
Angle of View	4.2 Degree
Closest Focusing Distance	7.9 feet/2.4m
Maximum Image Magnification	0.15x
Number of Blades	9
Maximum Aperture	f 2.8
Minimum Aperture	f 22
Filter Size	Exclusive Drop in Filter diameter 43 (including)
Dimension	Diameter 127 x 285mm
Weight	3290g with Tripod Adapter
Tele Converter EC-14	Yes
Extension Tube EX-25	Extended Maximum Image Magnification; 0.25x
Lens Hood	LH-120
Lens Cap	LC-140 (140mm)
Lens Case	LSH-1738

Teleconverter EC-14

Lens construction	6 Elements in 5 Groups
Dimension	Diameter 68 x 22mm
Weight	170g
Lens Case	LSC-0710
ZUIKO DIGITAL E ED50mm F2.0 Macro	
ZUIKO DIGITAL E ED300mm F2.8	
ZUIKO DIGITAL E 14-54mm F2.8-3.5	(use by F2.8)
ZUIKO DIGITAL E 50-200mm F2.8-3.5	

Extension Tube EX-25

Dimension	Diameter 68 x 25mm
Weight	150g
Lens Case	LSC-0710
Maximum Image Magnification with each Lenses	

ZUIKO DIGITAL E ED50mm F2.0 Macro	0.98x
ZUIKO DIGITAL E ED300mm F2.8	0.25x
ZUIKO DIGITAL E 14-54mm F2.8-3.5	0.65x
ZUIKO DIGITAL E 50-200mm F2.8-3.5	0.49x

*Specifications are subject to change without notice.



<FOUR ZUIKO DIGITAL LENSES>

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

June 24, 2003

OLYMPUS INTRODUCES INTERCHANGEABLE LENS TYPE E-1 DIGITAL SLR CAMERA SYSTEM FOR PROFESSIONAL USE

· The world's first dedicated digital SLR system

· Top-of-the-line specifications for professional-grade image-quality and performance

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the introduction of the Olympus E-1 digital SLR camera. The E-1 is the first camera in the world to realize the design advantages of the new Four Thirds System for digital single lens reflex cameras and interchangeable lenses. It is scheduled to go on sale in Japan at the beginning of October 2003.

The Four Thirds System is a newly developed digital camera design standard that uses a 4/3-type CCD image sensor to achieve both outstanding mobility and superb image quality. The system also features dedicated interchangeable lenses whose optical design is specifically geared to match the performance requirements of digital imaging. In addition, the Four Thirds System establishes a common standard for lens mounts to ensure that lenses and bodies made by different manufacturers are truly interchangeable.

The E-1 is the world's first Four Thirds System camera, and Olympus' first interchangeable lens type digital SLR camera. Its body, lenses, flash equipment, and other accessories are all designed exclusively for digital camera use, and it offers the high image quality, high mobility, and high reliability that professional users demand.

Digital camera image quality is primarily determined by the lens, CCD image sensor, and image data processing engine. The E-1 satisfies professional photographers' demands for high image quality by teaming a 4/3-type, 5-megapixel CCD that uses full-frame data transfer to ensure a wide dynamic range, with lenses that are specifically designed to maximize the performance potential of the CCD, and an ideally matched image processing system. In addition, an exclusive new Olympus Dust Reduction System significantly reduces the problem of the image sensor being contaminated by dust when changing lenses, something which has plagued interchangeable-lens-type digital SLRs up until now.

The body is constructed of a light, rigid magnesium alloy, and despite incorporating the Dust Reduction System and other features that enable it to withstand the rigorous demands of professional use, weighs a mere 660 grams.

A variety of features ensure the quick response that professional users demand. A high-capacity on-board memory and a newly developed high-speed image processing engine enable up to 12-frame sequential shooting at a speed of up to 3 frames per second. Furthermore, a phase difference

detecting auto focusing system provides fast, accurate focusing for quick, responsive shooting that pro users are sure to appreciate.

IEEE1394 and USB 2.0 interfaces are provided for high-speed transfer of image data to personal computers. Both Windows® and Mac OS environments are supported the included OLYMPUS Studio 1.0 software provides much faster RAW data processing than has been previously realized. In addition, a new image selection function speeds thing up even more by making it easy for users to select only the best shots for RAW data image rendering.

Product Name	MSRP (excluding tax)	Launch Date	Monthly Production
E-1	Open Price	Early-Oct. 2003	15,000 units

Top Features

- Dedicated digital design for the high image quality that professional users demand [*or* Dedicated digital design for professional image quality]
- Light, rigid, dust-and-water-droplet-resistant magnesium-alloy body with high-endurance shutter for high mobility and reliability
- Newly developed image processing engine and high-speed, high-precision AF system for high-speed shooting and image processing
- Wide array of exposure controls and function settings for versatile shooting capabilities
- Supports OLYMPUS Studio 1.0 software for professional digital workflow management (trial version included)

Main Features

PROFESSIONAL-GRADE IMAGE QUALITY

•A Dedicated Digital Camera Lens Line-Up

Interchangeable lenses that are designed for use on both film and digital SLR cameras have always suffered from diminished resolving power at the periphery of the lens when used on digital cameras. On the E-1, this problem was solved by developing a line of lenses specifically for digital camera use. As a result, distortion is low and color fidelity is high even at the periphery of the imaging area.

*Refer to separate Zuiko Digital Lens news release for details.

•Full-Frame CCD

A 4/3-type, 5.0-megapixel CCD is used for image capture. Offering 4~5 times the imaging area of the 1/1.8-type and 2/3-type sensors used in most compact digital cameras, the E-1's sensor delivers the image quality that professional users demand. In addition, it is the world's first dedicated still-image sensor, and offers full-frame data transfer with a wide latitude that allows shooting under a wide range of lighting conditions -- something that is impossible to achieve with the interline CCD that are used on most digital still cameras. In addition, full-frame CCDs offer higher grayscale sensitivity, ensuring better shadow and highlight detail than interline CCDs.

• 3 ASICs for High-Speed Shooting and Image Processing

Image processing, data transfer, and camera control can all be carried out simultaneously thanks to the use of a high-performance image processing engine and three ASICs (Application-Specific Integrated Circuits). In addition, the performance characteristics of the image processing engine, lenses, and CCD are ideally matched to ensure the very highest image quality. A high-capacity 128MB working memory are built-in to further assist high-speed shooting and image processing.

•Newly Developed Focusing Screen

A bright, clear view is provided by a newly developed Neo Lumi Micron Mat focusing screen. A hexagonal microlens with a 20μm pitch assures a bright view and easy focusing, with minimal moiré effect for natural blurring of out-of-focus elements. For high-precision work, the focusing screen can easily be replaced with a separately available grid-pattern focusing screen.

•100% Field of View

The pro-oriented viewfinder provides a field of view that is approximately 100% of the imaging area. An eyepiece shutter prevents light from entering the eyepiece during exposure.

PRO-ORIENTED MOBILITY AND RELIABILITY

•Light, Rigid, Magnesium-Alloy Body

Despite the E-1's pro-grade specifications, the use of a light, yet rigid, magnesium alloy results in a low body weight of just 660 grams, which is an ideal weight for professional use.

• Dust Reduction System with the World's First Ultrasonic Rounded Filter

An exclusive new Olympus-developed Supersonic Wave Filter and Dust Reduction System significantly reduce the problems that can be caused by dust that enters the camera when changing lenses, or by particulate matter generated inside the camera. Ultrasonic vibration instantly removes dirt and dust, preventing image quality deterioration and ensuring beautiful, high-quality images with every shot.

•150,000-Shot High-Endurance Shutter

Designed and constructed with the needs of professional users in mind, the shutter unit is a focal plane shutter with vertical-travel metal curtains. It has undergone 150,000-shot tests* (in-house) to ensure outstanding endurance. In Anti-Shock mode, shutter release is delayed until residual vibration caused by viewfinder mirror retraction has subsided.

•Outstanding Resistance to Dust and Water Droplets

Special seals protect key areas of the body and help shut out moisture and dust, ensuring that the camera meets the rigorous demands of professional use.

•Superb Handling for High Mobility

The camera fits the hand perfectly from the first moment, and offers superb handling in situations that demand high mobility, with an "analog feel" to controls that are positioned precisely where the user expects them to be. Conveniently positioned main and sub dials make it easy to adjust shutter speed, aperture, exposure compensation, and other settings. In addition, the functions assigned to each dial can be customized to suit the photographer's preference.

High-Speed Shooting and Image Processing

•High-Speed, High-Precision AF

A new TTL phase difference detecting auto focusing system developed specifically for Four Thirds System cameras provides fast, accurate focusing at 0EV to 19EV (ISO100 sensitivity). When shooting in the dark, the camera's built-in AF illuminator can be set to activate automatically when needed. In Continuous AF mode, predictive autofocusing ensures focusing accuracy even when shooting moving subjects. There are three autofocus target zones. Although the default AF mode uses automatic target zone selection, users can select one of the three zones manually if they prefer.

•12-Frame Sequential Shooting at Up to 3 Frames per Second

In Sequential mode, a maximum shooting speed of up to three frames per second is offered. What's more, the E-1's 128MB buffer memory allows up to 12 frames can be taken in a single burst regardless of whether they are shot in RAW, TIFF, or JPEG mode.

A Full Array of Shooting Functions

•Versatile Exposure Controls

Exposure control modes include Aperture-Priority AE, Shutter-Speed-Priority AE, Program AE, and Manual modes. In Program AE mode, a Program Shift function allows users to change the combination of aperture and shutter speed settings while maintaining optimum exposure. Exposure compensation is available over a wide range of ±5EV. Compensation is incremented in 1/3EV steps by default, but can be set to 1/2EV or 1EV steps according to the user's preference.

•Auto Exposure Bracketing

Three-frame or five-frame auto exposure bracketing is possible in 1/3EV, 1/2EV, or 1EV steps over a maximum range of ±5EV, allowing photographers to obtain the results they want even in lighting conditions that make it difficult to determine the correct exposure settings.

•Three Metering Systems

Users are offered a choice of Digital ESP (Electro Selective Pattern) metering, center-weighted average metering, or spot metering. Olympus' widely acclaimed proprietary Digital ESP metering measures and calculates light levels for the center and other areas of the frame separately to ensure accurate metering under complex lighting conditions. Center-weighted average metering measures light values for the entire image area, but places greater emphasis on the values recorded at the center of the frame. Spot metering measures light values for a small area at the center of the frame that represents about 2% of the total image area.

•Wide ISO Sensitivity Range

ISO sensitivity settings include Auto, 100, 200, 400, and 800. In addition, there is an ISO Boost function with 1600 and 3200 settings that can be used when shooting at fast shutter speeds or in very low light.

•High-Precision White Balance

The E-1's auto white balance system achieves exceptional accuracy by using information from both the CCD and a separate light sensor. Twelve preset white balance settings ranging from 3000K to 7500K can also easily be set using button and dial controls, and ±7-step fine tuning is available for

all white balance settings. A one-touch white balance function allows users to store and retrieve up to four frequently used white balance settings at the touch of a button -- a great convenience for studio work with custom lighting setups.

•Auto White Balance Bracketing

Auto white balance bracketing saves a single frame of RAW data as three separate images, making it easy to obtain optimum color balance in lighting conditions that make it difficult to determine the correct white balance settings. The width of the auto bracketing steps can set in three levels.

•Noise Reduction and Advanced Noise Filter Functions

The noise reduction function uses a proprietary Olympus algorithm to detect and eliminate the random noise that can appear on long-exposure images. The advanced noise filter offers improved noise discrimination at the edges of picture elements, ensuring both minimal noise and superior edge definition.

•Shading Compensation

By switching on shading compensation, photographers can alleviate the loss of brightness at the image periphery that can sometimes occur, particularly when shooting at very wide angles.

•High-Precision Flash Control

A wide range of flash modes is provided, including auto, red-eye reduction, slow synchro (front and rear curtain), and fill-in. Flash intensity can be controlled over a range of ±2EV in 1/3EV, 1/2EV, or 1EV steps according to the user's preference. A variety of optional external flash units are available. Developed specifically for digital camera use, they offer photographers a wide range of flash shooting capabilities. (See separate release on Four Thirds System accessories for details.)

•A Choice of Color Space Settings

Two color space settings are offered: sRGB, which is the standard for Windows® environments and inkjet printer output, and Adobe® RGB, which is used widely for professional use.Users can choose the one that best suits their creative needs.

•Saturation, Contrast and Sharpness Control

Saturation and contrast can be set to any of five levels; sharpness can be set to any of seven levels. Whether they want pro-quality color fidelity or sharp vibrant colors, photographers can customize each image to suit their preference. When shooting the sky, vegetation, or human subjects, for example, they can emphasize specific colors to suit their subject.

•Simultaneous RAW•JPEG Image Recording

Image data can be recorded in RAW, TIFF, or JPEG format. In addition, users can select RAW•JPEG record mode if they want to save RAW data along with JPEG SHQ, HQ, or SQ mode images. **•Wide Range of Custom Settings**

The E-1's pro-oriented custom settings includes seven different AF/AE lock settings, as well as four custom reset settings that can be used to restore all camera settings to a set of user-defined 'default' values. AF lock operation can be effected by pressing the shutter button halfway, or by assigning the AF lock function to the AE lock button. In addition, the manual focus ring can be set for either clockwise or counterclockwise rotation according to the user's preference.

Outstanding Computer Connectivity

• IEEE1394 and USB 2.0 Interfaces for High-Speed Image File Transfer

The E-1 is equipped with both IEEE1394 and USB 2.0 interfaces for stress-free, high-speed image file transfer to a personal computer.

•Supports Newly Developed All-In-One Digital Workflow Software

The included Olympus Studio 1.0 software features a newly developed, pro-oriented RAW data processing engine that prevents image degradation caused by compression, bit loss, and tone jumps. The new engine processes RAW data much more quickly then previous software programs, and boosts workflow productivity with an improved selection function that makes it easy to choose the best shot out of many similar images. As a result, image selection on a computer monitor is as easy as on a conventional lightbox, and photographers can rapidly narrow their field of candidate images from several hundred images to just a few. When working in a studio, the Olympus Studio software can be used to control the camera from a computer, and images can be saved directly to hard disk and viewed on the computer's monitor.

Other Features

•TFT LCD Monitor

The back of the camera is equipped with a 134,000-pixel, high-resolution, 1.8-inch TFT color LCD monitor. Brightness can be set to any of 15 levels.

•Histogram and Shooting Information Display

Photographers can view a wide range of information on the LCD monitor simply by pressing the information display button. They can view a histogram showing key information about the brightest highlights and darkest shadows in an image. They can also view a highlight display that makes it easy to identify overexposed areas, and they can view shooting information such as focal length, exposure mode, exposure compensation, shutter speed, aperture, and ISO sensitivity.

•Control Panel

In addition to the essential shooting information that is displayed within the viewfinder, photographers can confirm key settings via the LCD panel on the top of the camera. A backlight is provided for easy viewing in low light.

•Support for High-Capacity Media

In addition to CompactFlash™ Type I and II memory cards, the E-1 also supports MicroDrive media. xD Picture Cards can also be used with a CompactFlash adapter card.

•Selftimer and Remote Control

The built-in selftimer offers a choice of 12-second or 2-second delay. An optional RM-1 remote control unit (MSRP: ¥3,000) is available and can be used with the 2-second delay setting or for immediate shutter release. An optional RM-CB1 remote cable (MSRP: ¥6,500) is also offered.

Specification

Model	E-1
Type	Interchangeable Digital SLR Camera
Media	Compact Flash Card (Type I, II), Micro Drive
Imaging Size	17.4x13.1mm
Lens Mount	Four Thirds Mount
Compatible Lens	Zuiko Digital, Four Thirds System Lens
Camera Effective Pixel Number	5.0 million pixels
Image sensor	
Type	Full Frame Transfer CCD
Total Pixel Number	5.5 million pixels.
Aspect	4:3
Filter Array	Primary color filter (RGB)
Dust Reduction System	Yes
Recording System	
Type of Recording Format	RAW , TIFF, JPEG (DCF)
Type of File Format	RAW (12bit) , TIFF, JPEG (Exif 2.2),
RAW + JPEG Recording	Yes
File Size	RAW 2560x1920 Uncompressed approx. 10MB TIFF2560x1920 1/2.7 Approx. 15MB SHQ 2560X1920 1/2.7 Approx 3,8MB HQ 2560x1920 1/8 Approx. 1.2MB SQ 1600X1200 1/2.7 Approx. 1.4MB 1/8 Approx. 0.5MB 1280x960 1/2.7 Approx. 0.9MB 1/8 Approx. 0.3MB 1024x768 1/2.7 Approx. 0.6MB 1/8 Approx. 0.2MB 640X480 1/2.7 Approx. 0.3MB 1/8 Approx. 0.1MB
Viewfinder	
Type	Eye level Pentaprism type Optical View Finder
Viewfield Coverage	100%
Magnification	Approx. x0.96 with 50mm Lens set to infinity on - 1 diopter
Eye Point	20mm
Diopter Adjustment	Built-in type -3.0 to +1.0 dioptre
Focusing Screen	Interchangeable type , FS-1 supplied

Mirror	Quick Return Mirror
Viewfinder Information	AF frame, AF lock, AF correct mark, Metering mode, Exposure mode, Shutter speed, Aperture value, AE lock, Auto bracket, White balance, Exposure level indicator, Exposure compensation indicator, Exposure compensation value indication, Flash, FP flash, Number of storable sequential pictures
Eye Piece Shutter	Built-in type
Eye Cup	Interchangeable type , EP-1 supplied
Depth of Field Preview	Preview Button
Playback Monitor	
Type	TFT Color LCD
Size	1.8 Inch/4.5 cm
Pixel Number	134,000 pixels
Viewfield Coverage	Approx. 100%
Brightness Control	+/- 7 steps
Protection Cover	Detachable type, MC-1 supplied
Auto Focus	
Type	TTL Phase Difference Detection System
Focus Mode	Single AF / Continuous AF / Manual Focus
Focus Area	3 points
Detection Range	EV 0 to 19 (ISO 100)
Focus Area Selection	Automatic Selection / Manual User Selection
AF Assist Lamp	Built-in body type and built-in optional Olympus Dedicated Flashes
AF Lock	Locked by first position of Shutter Button / AE Lock Button (Customizable)
Exposure Control	
Light Metering System	TTL Metering at Open Aperture by 3 Zones Multi-pattern Sensing System
Light Metering Mode	ESP / Center Weighted Average / Spot (2%)
Detection Range	ESP / Center Weighted Average: EV 1 to 20 (50mm F2, ISO 100, : Spot; EV 3 to 17 (50mm F2, ISO 100,)
Exposure Mode	Program with Program Shift / Shutter Priority / Aperture Priority / Manual
Exposure Compensation	up to +/- 5 EV with each 1, 1/2, or 1/3 EV steps
AE Lock	Locked by first position of Shutter Button / AE Lock Button

	(Customizable)
Exposure Bracketing	3 or 5 Frames in +/- 1, 1/2, or 1/3 EV steps
Sensitivity	
Auto	ISO 100 to 400
Manual	ISO 100/200/400/800, Expandable to 1600/3200
White Balance System	
Auto WB System	Hybrid Detection System with White Balance Sensor and CCD Imager
Preset WB	12 Types (3000K / 3300K / 3600K / 3900K / 4000K / 4300K / 4500K / 4800K / 5300K / 6000K / 6600K / 7500K)
WB Compensation	up to +/- 7 step in each 2mired step for each Auto / Preset setting
Custom Mode	4 Custom Settings
WB Bracketing	3 Frames with +/- 5/10/15 mired steps
Color Space	sRGB / AdobeRGB
Saturation	5 levels and 4 kinds
Sharpness	7 levels
Contrast	5 levels
Shutter	
Type	Electronic Controlled Focal Plane Shutter
Shutter Speed	P,A:2-1/4000 S,M:60-1/4000 Bulb (up to 8 minutes),
X-Sync Speed	X = 1/180 Sec. Super FP (FP) up to 1/4000 Sec. for fill flash
Self Timer	12 or 2 Sec
Remote Control	Wireless by RM-1 / Wired by RM-CB1 0 or 2sec. (selectable)
Drive System	
Drive Mode	Single / Sequential Shooting
Sequential Shooting Speed	3.0 fps.
Max. Frame Number on Sequential Shooting	12 Frames (TIFF, JPEG, RAW, RAW+JPEG) except advanced noise filter setting)
Control Panel Information	Flash mode, Metering mode, Focus mode, Record mode, Aperture value, Shutter speed, Battery check, Number of storable still pictures, Image quality adjustment, ISO, Color space, White balance, Remote control, Self-timer, Exposure level indicator, Exposure compensation indicator, AF frame, Number of storable sequential pictures, Exposure compensation value indication, Auto bracket, Noise reduction, Single-frame shooting/Sequential shooting
Flash Control	
Type	TTL Auto FP / TTL Auto for Olympus Dedicated Flash, Auto, or Manual

Synchronisation Mode	Auto / Red-eye Reduction / Slow synchro / 2nd Curtain Slow Synchro / Fill-in for Exclusive Flash
Intensity Control	up to +/- 2 EV in each 1, 1/2, or 1/3 EV step for Exclusive Flash
Synchro Socket	Yes (PC ISO type)
Play Back	
Display Mode	Single / Zoom (2 / 3 / 4x) / Index (4 / 9 / 16 frames) / Slide Show
Information	Exposure Mode, Metering Mode, Shutter Speed, F-Stop, Compensation level, ISO, Color Space, WB Mode, Focal Length, Focus Area, File Type, Contrast Level, Sharpness Level
Exposure Level View	Histogram, High Light Point Warning
Video Signal Output	Yes
Erase / Protect Function	
Erase Mode	Single / All / Selected
Image Protect Mode	Single
Menu	
Information	REC, Play Back, Custom, Setup
Languages	English, German, French, Spanish, Japanese, and Hangul (English Set as Default)
Customize	
Custom Reset	4 types
PC Interface	IEEE 1394, USB 2.0
Power supply	
Battery	Rechargeable Li-ion battery Pack BLM-1/ BLL-1 (Optional; Power Battery Holder SHLD-2)
Battery Check	Automatic check
Sleep Mode	Yes (1, 2, 5, 10min selectable)
AC Adapter	OptionalACadapter:AC-1 AC 100V-240V, 50-60Hz; DC 9V
Size / Weight	
Dimensions	141 x 104 x 81 mm
Weight	660 g (without batteries and CF Card).
Environment	
Weather Proof	Yes
Temperature	Operating Range; 32° F to 104° F (0 to 40° C), Storage Range; -4° F to 140° F (-20 to 60° C)
Humidity	Operating Range; 30 to 90%, Storage Range; 10%~90%

Box contents	E-1 Body, USB Cable, IEEE1394 Cable, Video Cable, Li-ion Battery Pack (BLM-1), Li-ion Battery Charger (BCM-1), Shoulder Strap, Manuals, Olympus Studio 1.0 (trial version)

*Specifications are subject to change without notice.

NEW DIGITAL SLR CAMERA




E-1
OLYMPUS

<FRONT>



<BACK>

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

June 24, 2003

OLYMPUS DEVELOPS AND INTRODUCES INTERCHANGEABLE LENS TYPE DEDICATED DIGITAL SLR CAMERA SYSTEM FEATURING PROPRIETARY OPTICAL TECHNOLOGIES AND ADVANCED DIGITAL TECHNOLOGIES FOR UNRIVALLED IMAGE QUALITY

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Optical Co., Ltd. (President: Tsuyoshi Kikukawa) is pleased to announce the late-September 2003 introduction of a digital SLR camera system that offers the highest level of image quality. The new system represents a fusion of proprietary Olympus optical technologies and the latest in digital imaging technology. Designed and built to comply with Four Thirds System standards for digital SLR cameras, the new interchangeable lens type digital SLR camera system includes bodies, lenses, flash units, and other accessories that have been developed specifically for digital camera use. The first wave of product introductions for the new system will include the professional-use E-1 body, four interchangeable lenses, a flash unit, and other accessories. In addition, further products will be added to the lineup in the future.

Ever since Olympus introduced Japan's first domestically produced microscope in 1920, we have applied our optical technologies to the development of a wide range of cameras, endoscopes, and other high-quality optical products. As our traditional optical technologies evolved, we set out to combine them with the latest electronic technologies, and entered the consumer-use digital camera market in 1996 with the introduction of the CAMEDIA C-800L digital camera. We were also quick to initiate development of a single lens reflex type digital camera, and were able to confirm our commitment to the highest standard of image quality with the 1997 introduction of the CAMEDIA C-1400 digital SLR with integrated lens, a camera that did much to fuel rapid expansion of the digital camera market. We continued to develop integrated lens type digital SLR cameras aiming for ever-higher image quality, and in 2001 introduced the CAMEDIA E-20, which was widely acclaimed by professional photographers and other users worldwide.

In tandem with these efforts, we also sought to expand the photographic potential of digital imaging technologies by developing an interchangeable lens type digital SLR camera system. Having carefully reviewed what it would take to satisfy the needs of professional photographers and other users, we determined that the best solution was to develop bodies, lenses, flash units, and other accessories that were specifically designed for digital camera use. The result was the Four Thirds System standards for interchangeable lens type digital SLR cameras, which, together with a design philosophy that places the highest priority on digital image quality, led to the development of a dedicated, interchangeable lens type digital SLR system that represents a fusion of the highest level of optical and digital technological excellence. This is the system that will go on sale at the end of September 2003.

In addition to the professional-use E-1 body, lenses and accessories to be introduced in September, a wide variety of bodies, lenses, and accessories are planned for the future. With the introduction of a complete digital SLR camera system lineup for the digital age, Olympus aims to create an entirely new world of digital imaging.

Main Features of the Olympus Digital SLR Camera System

A Dedicated Digital System Born of a Design Philosophy that Places the Highest Priority on Digital Image Quality

The Olympus interchangeable lens type digital SLR camera system maximizes the inherent characteristics and benefits of digital cameras, and was developed in compliance with the new Four Thirds System standards and a design philosophy that places the highest priority on digital image quality. It is a digital SLR system that uses a 4/3-type image sensor to achieve both outstanding mobility and superb image quality, and it features dedicated interchangeable lenses specifically developed to maximize the performance capabilities of digital cameras.

Dedicated High-Performance Digital Camera Lenses: A Fusion of the Finest Conventional Optical Technology and the Most Advanced Digital Imaging Technology

Dedicated digital camera lenses demand an even higher standard of precision than conventional film camera lenses, but by drawing on our extensive expertise in optical technology in an effort to achieve the ultimate in digital image quality, we were successful in developing a new line Zuiko Digital high-performance digital SLR camera lenses. Zuiko Digital lenses feature large apertures and light, compact design that greatly extend photographers' shooting capabilities, and they are manufactured using ultra-high-precision production technologies to assure superior resolving power and contrast. Four lenses will be offered in the first wave of product introductions, but various other interchangeable lenses will be added to the lineup in the future.

About the Zuiko Brand

It was in 1936 that the Takachiho corporation, forerunner of today's Olympus Optical Co., Ltd., introduced its first camera, the Semi-Olympus I. The camera's lens was given the name Zuiko, a Japanese word that means "light of the gods." It was an auspicious name, chosen partially because the lens had been developed at the Mizuho Optical Research Laboratory (in Japanese, the first character of the name "Mizuho" can also be read "zui"), and partially because the corporate name, Takachiho, is a Japanese word that means "mountain of the gods." But more than the name, it was the extremely high quality of the lens that sparked comment at the time. And ever since, Zuiko lenses have been featured on succeeding generations of Olympus cameras. The Zuiko lenses for our OM SLR system 35mm film cameras, for example, were widely acclaimed for their remarkable resolving and imaging power, and became one of the world's most respected high-performance lens brands.

Now, drawing on traditional optical and lens production technologies, as well as the most

advanced digital technologies, the Zuiko brand has evolved. The result is the Zuiko Digital lens lineup, a series of dedicated high-performance lenses developed specifically for the next generation of digital SLR cameras.

[Reference Information]

About the Four Thirds System

The Four Thirds System is a next-generation digital SLR camera system that features a 4/3-type image sensor and a line of interchangeable lenses specifically developed to match the optical characteristics of digital SLR cameras without being constrained by the design demands of conventional 35mm film SLR cameras. In addition, the Four Thirds System establishes an open body and lens mount standard to ensure compatibility between bodies and lenses produced by different manufacturers.

Currently available interchangeable lens type digital SLR cameras are basically based on conventional 35mm camera systems. As a result, they must be equipped with CCDs or other image sensors that are comparable in size to 35mm or APS film. However, because the imaging characteristics of these large image sensors are fundamentally different from those of film, a number of issues can prevent them from achieving their full performance potential. These issues include: (1) Although film is capable of responding to light that strikes it at a high angle of incidence, a high angle of incidence can prevent sufficient light from reaching sensor elements at the periphery of an image sensor, resulting in poor color definition at the outer edges of the image, particularly when shooting with wide-angle lenses. (2) To achieve the resolutions required by the milli-micron pitch of image sensor elements, the demands of optical design require the use of much larger lenses. Moreover, manufacturers of digital SLR camera systems have until now adopted the lens mounting systems used on their respective 35mm film SLR cameras, making bodies and lenses produced by different manufacturers incompatible with one another.

With the Four Thirds System, it is possible to produce lenses that maximize the performance potential of digital camera image sensors while also offering high mobility, handling ease, and the wider range of choices that lens mount standardization assures. It is an entirely new digital SLR camera system standard that was designed and developed specifically to maximize the imaging characteristics and performance advantages of digital cameras. Announced by Olympus Optical Co., Ltd. and the Eastman Kodak Company in September 2002, the Four Thirds System is an open standard that other manufacturers are being encouraged to support. Fuji Photo Film Co., Ltd. has already announced that it will support the standard.

4/3-Type Image Sensor

The Four Thirds System defines a standard for 4/3-type CCD, CMOS, or other image sensors to allow the use of dedicated digital SLR camera lens systems that maximize image sensor performance and ensure outstanding image quality while also being smaller, easier to handle, and higher in mobility than 35mm film SLR camera lens systems.

Lens Mount Standardization

The Four Thirds System is an open standard with standardized camera body and lens mounts, assuring a level of mounting compatibility that has been impossible to achieve with digital SLR cameras that utilize existing 35mm film SLR lens systems. In addition, the new system defines standards for image circle size (the diameter of the area in which the subject is resolved) and back focus distance (the distance from the lens mount to the image sensor).

*Specifications are subject to change without notice.

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Optical Co., Ltd.
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp